Exhibit 99.38

GREENBROOK TMS TO PARTICIPATE AT THE 13th ANNUAL LD MICRO MAIN EVENT CONFERENCE

December 7, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, is pleased to announce that Bill Leonard, Chief Executive Officer, will present at the 13th Annual LD Micro Main Event Conference, on December 15, 2020 at 9:40 a.m. (Eastern Time).

Interested parties can register to attend at the following link: https://ve.mysequire.com/

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867